UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          SCHEDULE 13D/Amendment No. 1

                    Under the Securities Exchange Act of 1934


                             NBG RADIO NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   62873Q 10 6
         ---------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory W. Mallory, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1900
                           Portland, Oregon 97204-3795

                                  503-222-9981
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62873Q 10 6
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         John A. Holmes III
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                       ---------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)  OO, PF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power  1,458,564
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power  1,458,564
                           -----------------------------------------------------

                           10.      Shared Dispositive Power
                           -----------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,458,564
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)  9.4%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN

                                Preliminary Note:

         This Schedule 13D Amendment No. 1 amends and restates in its entirety the Schedule 13D for John A. Holmes, III filed on November 12, 1999.

Item 1. Security and Issuer

a)       Name and Address of Principal Executive Offices of Issuer:

         NBG Radio Network, Inc. ("Issuer")
         520 SW Sixth Avenue, Suite 750
         Portland, Oregon 97204

b) Title and Class of Equity Securities: Common Stock, par value $.001 per share ("Common Stock")

Item 2. Identity and Background

a)       - c), f)

Reporting Person
----------------

This statement is filed by John A. Holmes, III, a U.S. citizen. Mr. Holmes is the Chairman of the Board, President and Chief Executive Officer of the Issuer. The principal business and office address of Mr. Holmes is 520 SW Sixth Avenue, Suite 750, Portland, Oregon 97204.

d) During the last five years, Mr. Holmes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, Mr. Holmes has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         On March 5, 2001, Mr. Holmes purchased 32,832 units consisting of one share of Common Stock and a warrant to purchase one share of Common Stock. Mr. Holmes paid a total of $32,832 for the units using his personal funds.

         On April 10, 2001 Mr. Holmes was granted options to purchase 500,000 shares of Common Stock in accordance with the Issuer's 1998 Stock Incentive Plan. Mr. Holmes did not pay any consideration for the options.

Item 4. Purpose of the Transaction

         Mr. Holmes acquired the options in connection with his employment by the Issuer. Mr. Holmes holds the securities described in Item 5(a) for investment purposes. Mr. Holmes may make additional purchases of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell his Common Stock in open market or privately negotiated transactions. Mr. Holmes may also receive additional options or grants of Common Stock under the Issuer's 1998 Stock Incentive Plan. Mr. Holmes reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

         Under the Credit Facility Agreement dated June 29, 2001 ("Credit Agreement") among the Issuer, the Issuer's subsidiaries, and MCG Finance Corporation, the Issuer must propose a reorganization to its shareholders to be voted on at the Issuer's July 2002 annual shareholders' meeting. Under the reorganization proposal, the Issuer would transfer all of its assets to a wholly-owned subsidiary and pledge the stock in the subsidiary to MCG Finance Corporation. The Issuer is required to represent to its shareholders that the reorganization proposal is supported by the Issuer's management and Board of Directors. Mr. Holmes is currently the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer.

         Other than as described above, Mr. Holmes does not currently have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those actions set forth in this paragraph.

Item 5.  Interests in Securities of the Issuer

         (a) Mr. Holmes is deemed to be the beneficial owner of 1,458,564 shares of Common Stock which equals 9.4% of the outstanding Common Stock of the Issuer. Mr. Holmes owns 248,732 shares of Common Stock, immediately exercisable options to purchase 1,177,000 shares of Common Stock, and warrants to purchase 32,832 shares of Common Stock that become excerciseable on September 5, 2001.

         (b) Mr. Holmes has sole voting and dispositive power with respect to the securities described in Item 5(a).

         (c)  Not appplicable.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Holmes owns immediately exercisable options to purchase 1,177,000 shares of Common Stock at an exercise price ranging from $.5417 to $2.00 per share. The options are subject to the terms and conditions of the Issuer's 1998 Stock Incentive Plan which is incorporated by reference to Item 7.

         Mr. Holmes owns warrants to purchase 32,832 shares of Common Stock. The warrants are subject to the terms and conditions of the Stock Purchase Warrant attached as Exhibit B and incorporated by reference to Item 7. The Stock Purchase Warrant provides that the warrants become exercisable on September 5, 2001 for $1.50 per share and expire on March 5, 2003.

         Under the Credit Agreement, the Issuer must propose a reorganization to its shareholders to be voted on at the Issuer's July 2002 annual shareholders' meeting. Under the reorganization proposal, the Issuer would transfer all of its assets to a wholly-owned subsidiary and pledge the stock in the subsidiary to MCG Finance Corporation. The Issuer is required to represent to its shareholders that the reorganization proposal is supported by the Issuer's management and Board of Directors. Mr. Holmes is currently the President and Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer. The Credit Agreement is incorporated by reference to Item 7.

Item 7. Material to Be Filed as Exhibits

Exhibit A - 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of NBG Radio Network, Inc.'s Form 10-QSB/A for the quarter ended August 31,
1999).

Exhibit B - Stock Purchase Warrant dated March 5, 2001.

Exhibit C - Credit Facility Agreement dated June 29, 2001 (incorporated by reference to Exhibit 3 of the Schedule 13D filed by MCG Capital Corporation on July 11, 2001).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              /s/JOHN A. HOLMES, III
                                              --------------------------------
                                              John A. Holmes, III


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit B
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR ANY STATE OR FOREIGN SECURITIES LAWS. NO OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THESE SECURITIES MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE ACT AND APPLICABLE STATE OR FOREIGN SECURITIES LAWS OR PURSUANT TO AN OPINION OF COUNSEL, IN FORM AND FROM COUNSEL ACCEPTABLE TO THE CORPORATION, THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION IS PURSUANT TO EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER FEDERAL AND STATE SECURITIES LAWS.


                             STOCK PURCHASE WARRANT

                              TO PURCHASE SHARES OF
                                 COMMON STOCK OF
                             NBG RADIO NETWORK, INC.


No. of Shares:  32,832                              Issuance Date: March 5, 2001
(Subject to Adjustment)


         For value received as described in the Stock and Warrant Purchase Agreement (the "Purchase Agreement"), of even date herewith, by and between NBG RADIO NETWORK, INC., a Nevada corporation (the "Company"), and John A. Holmes III, a resident of Oregon (the "Holder"), the Company grants to the Holder, subject to the terms of this Warrant and the Purchase Agreement, the right to purchase 32,832 shares of the Company's Common Stock at $1.50 per share, as adjusted (the "Exercise Price").

1. Additional Definitions. As used in this Warrant, unless the context otherwise requires:

         1.1 "Common Stock" means shares of the class designated as Common Stock of the Company.

         1.2 "Exercise Date" means any date when this Warrant is exercised in the manner indicated in Sections 2(a) and 2(b).

         1.3 "Expiration Date" means 5:00 p.m. Pacific Time, March 5, 2003.

         1.4 "Fair Market Value" means, with respect to the Common Stock, the closing price of the Common Stock as reported on the OTC Bulletin Board, or any exchange or NASDAQ on the last trading day preceding the date this Warrant is exercised.



1 - WARRANT

         1.5 "Securities Act" means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder, or any act, rules or regulations that replace the Securities Act or any such rules and regulations.

         1.6 "Warrant Shares" means any shares of Common Stock issued or issuable upon exercise of this Warrant.

2.       Duration and Exercise of Warrant.

         2.1 Exercise Period. Subject to the terms and conditions of this Warrant and the Purchase Agreement, this Warrant may be exercised, in whole or in part, during the period commencing on September 5, 2001 and ending on the Expiration Date. After the Expiration Date, this Warrant shall become void, and all rights to purchase Warrant Shares under this Warrant shall immediately cease.

         2.2 Method of Exercise. This Warrant may be exercised by the Holder, in whole or in part, by:

                  2.2.1 (a) tendering to the Company payment in full by cash or by check acceptable to the Company of the Exercise Price for the Warrant Shares for which exercise is made, (b) electing to receive Warrant Shares equal to the value of this Warrant (or the portion thereof being cancelled) computed using the following formula:

                           X = Y(A-B)/A

                           Where X = The number of shares of Common Stock to be issued to the Holder

                                        Y = The number of shares of Common
                                        Stock purchasable under this Warrant
                                        (as the date of such calculation)

                                        A = The Fair Market Value of one
                                        share of the Common Stock (at the
                                        date of such calculation)

                                        B = The Exercise Price for one share
                                        of the Common Stock (as adjusted to
                                        the date of such calculation)

or (c) performing any combination of the foregoing methods of payment; and

                  2.2.2 surrendering this Warrant to the Secretary of the Company; and

                  2.2.3 executing and delivering to the Secretary of the Company an Exercise Form, in the form attached to this Warrant.





2 - WARRANT

         2.3 Effect of Exercise.

                  2.3.1 Upon exercise, the Holder shall be deemed to be the holder of record of the Warrant Shares for which exercise is made, even though the transfer or registrar books of the Company may then be closed or certificates representing such Warrant Shares may not then be actually delivered to the Holder.

                  2.3.2 No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall round up or down the number of shares to the nearest whole share.

                  2.3.3 As soon as practicable after the exercise, at the Company's expense, certificates for such Warrant Shares shall be delivered to the Holder and, unless this Warrant has expired, a warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not have been exercised shall be issued to the Holder.

         2.4 Securities Act Compliance. Unless the transfer of the Warrant Shares shall have been registered under the Securities Act, as a condition of the delivery of certificates for the Warrant Shares, the Company may require the Holder to deliver to the Company, in writing, representations regarding the Holder's sophistication, investment intent, acquisition for Holder's own account and such other matters as are reasonable and customary for purchasers of securities in an unregistered private offering. The Company may place conspicuously upon each Warrant and upon each certificate representing the Warrant Shares a legend substantially in the following form, the terms of which are agreed to by the Holder:


         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR ANY STATE OR FOREIGN SECURITIES LAWS. NO OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THESE SECURITIES MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE ACT AND APPLICABLE STATE OR FOREIGN SECURITIES LAWS OR PURSUANT TO AN OPINION OF COUNSEL, IN FORM AND FROM COUNSEL ACCEPTABLE TO THE CORPORATION, THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION IS PURSUANT TO EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER FEDERAL AND STATE SECURITIES LAWS.

         2.5 Taxes. The Company shall not be required to pay any tax that may be payable in respect of any transfer of this Warrant.

3. Validity and Reservation of Warrant Shares. The Company covenants that all shares of Common Stock issued upon exercise of this Warrant, pursuant to the terms and conditions


3 - WARRANT
herein, will be validly issued, fully paid, nonassessable and free of preemptive rights. The Company agrees that, as long as this Warrant may be exercised, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Common Stock upon exercise of this Warrant.

4. Limited Rights of Warrant Holder. The Holder shall not, solely by virtue of being the Holder of this Warrant, have any of the rights of a holder of Common Stock of the Company, either at law or equity, until such Warrant shall have been exercised and the Holder shall be deemed to be the holder of record of Warrant Shares as provided in this Warrant and the Purchase Agreement, at which time the person or entity in whose name the certificate for Warrant Shares being purchased is to be issued shall be deemed the holder of record of such shares for all purposes.

5. Loss of Warrant. Upon receipt by the Company of reasonably satisfactory evidence of the loss, theft, destruction or mutilation of this Warrant and either (in the case of loss, theft or destruction) reasonable indemnification and a bond satisfactory to the Company if requested by the Company or (in the case of mutilation) the surrender of this Warrant for cancellation, the Company will execute and deliver to the Holder, without charge, a new Warrant of like tenor and amount.

6. Adjustments. The Exercise Price and the number of shares purchasable under this Warrant are subject to adjustment from time to time as follows:

         6.1 Reorganization, Merger, Sale of Assets. If at any time while this Warrant, or any portion hereof, is outstanding and unexpired, there shall be a reorganization (other than a combination, reclassification, exchange or subdivision of shares provided for herein), merger or consolidation of the Company with or into another corporation, or the sale or transfer of all or substantially all of the Company's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, transfer or sale, provision shall be made so that the Holder of this Warrant shall thereafter be entitled to immediately exercise this Warrant and to receive upon exercise of this Warrant, and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such reorganization, merger, consolidation, transfer or sale, to which a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, merger, consolidation or sale, all subject to further adjustments as provided in this
Section 6.

         6.2 Reclassification. If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall change any of the securities, by reclassification or otherwise, as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price thereof shall be appropriately adjusted, all subject to further adjustments as provided in this Section 6.


4 - WARRANT

         6.3 Split, Subdivision or Combination of Shares. If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired, shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist, into a different number of securities of the same class, the Exercise Price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination, all subject to further adjustments as provided in this Section 6.

         6.4 Adjustments for Dividends in Stock or Other Securities or Property. If while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have been received, or on or after the record date for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each such case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as described above during such period, giving effect to all adjustment called for during such period by the provisions of this Section 6.

         6.5 Certificate of Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 6, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms of this Warrant and furnish to the Holder of this Warrant a certificate, signed by the President, the Secretary or the Chief Financial Officer, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any such Holder, furnish or cause to be furnished to such Holder a certificate setting forth: (i) such adjustments and readjustments, (ii) the Exercise Price at the time in effect, and (iii) the number of shares and the amount, if any, of other property that at the time would be received upon the exercise of the Warrant.

         6.6 No Impairment. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

7.       Miscellaneous.

         7.1 The rights and benefits of this Warrant will inure to the benefit of and be enforceable by the Company and its respective successors and assigns. The rights and obligations of the Holders under this Warrant may not be assigned without the prior written consent of the Company.


5 - WARRANT

         7.2 All notices and other communications under this Warrant must be in writing and shall be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the addresses or facsimile numbers set forth in the Purchase Agreement (or at such other address or facsimile number as a party may designate by like notice to the other parties). Any notice or other communication shall be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

         7.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, without regard to conflict-of-laws principles. Any action or proceeding arising out of this Agreement that is litigated will be litigated in courts located in Multnomah County, Oregon. Each party consents and submits to the jurisdiction and venue of any local, state, or federal court located in Multnomah County, Oregon.

         7.4 This Agreement (including the documents and instruments referred to in this Agreement) constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and supersedes all prior understandings and agreements, whether written or oral, among the parties with respect to such subject matter and may be amended only by a writing executed by all parties.

         7.5 This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. No waivers of, or exceptions to any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

         Dated as of the date first written above.

                                        THE COMPANY:

                                        NBG RADIO NETWORK, INC.

                                        By:      /s/ John J. Brumfield
                                                 ----------------------
                                        Name:    John J. Brumfield
                                        Title:   CFO

















6 - WARRANT

                                  EXERCISE FORM

                          (To Be Executed by the Holder
                  to Exercise the Warrant in Whole or in Part)

To:      NBG RADIO NETWORK, INC.

         The undersigned irrevocably elects to exercise the right of purchase represented by the Warrant, a copy of which is attached hereto, and to purchase under the Warrant, _____________ shares of Common Stock for a purchase price of $2.00 per share, as provided for in the Warrant. All capitalized terms used in this Exercise Form without definition shall have the respective meanings given to them in the Warrant.

         The undersigned:

                  (   ) tenders payment to the order of NBG RADIO NETWORK, INC.
in the amount of $ ______________; and/or

                  (   ) elects to effect the purchase of the Common Stock though the net issue exercise provision set forth in Section 2.2.1(b) of the Warrant.

         The undersigned requests that certificates for such shares of Common Stock be issued and delivered as stated below, and, if said number of shares of Common Stock shall not be all the shares of Common Stock purchasable under the Warrant, that a new Warrant for the balance remaining of the shares of the Common Stock purchasable under the Warrant be registered and delivered to the undersigned, as stated below:

THE HOLDER:

-------------------------------------
John A. Holmes III

Address:
          -------------------------------------
          -------------------------------------
          -------------------------------------

         Note: Signature must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.